Filed by Potomac Electric Power Company Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 1-1072 Subject Company: Conectiv

THE FOLLOWING IS A PROXY SOLICITATION NOTICE TO SHAREHOLDERS OF PEPCO.

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BY SIGNING AND PROMPTLY RETURNING THE ENCLOSED PROXY YOU MAY SAVE YOUR
COMPANY THE EXPENSE OF ADDITIONAL SOLICITATION.

IT IS IMPORTANT THAT YOU VOTE AND SIGN THIS PROXY AND RETURN IT IN THE
ENCLOSED ENVELOPE AS SOON AS POSSIBLE.

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          The joint proxy statement/prospectus in definitive form filed with the Securities and Exchange
Commission (the "SEC") by Pepco and Conectiv in connection with the transaction contains important information regarding the transaction and we urge you to read it and any other relevant documents when they become available. The Directors and Officers of Pepco and Conectiv will be soliciting proxies in favor of the transaction. A free copy of the joint proxy statement/prospectus and other documents filed or to be filed by the two companies with the SEC, including information about Pepco's and Conectiv's directors and officers and their beneficial interests in their respective company's common stock, is or will be available at the SEC's web site at http://www.sec.gov.